Exhibit (a)(1)(i)(a)

SUPPLEMENT TO NOTICE OF DESIGNATED EVENT AND OFFER TO PURCHASE

BROADWING CORPORATION

Offer to Purchase for Cash Any and All of the Outstanding

3.125% Convertible Senior Debentures due 2026 of Broadwing Corporation

(CUSIP Numbers 11161EAB7; 11161EAA9)

The Offer will expire at 11:59 p.m., Eastern time, on Friday, February 9, 2007 unless extended or earlier terminated (such time and date is referred to as the “Designated Event Expiration Time”). Holders must tender their Debentures in the manner described in the Offer to Purchase on or prior to the Designated Event Expiration Time to receive the purchase price. Debentures tendered in the Offer may be withdrawn at any time prior to the Designated Event Expiration Time.

This Supplement (this “Supplement”) supplements and amends the Notice of Designated Event and Offer to Purchase, dated January 12, 2007 (the “Offer to Purchase”), of Broadwing Corporation (the “Company” or “Broadwing”), a Delaware corporation and a wholly owned subsidiary of Level 3 Communications, Inc., a Delaware corporation (“Level 3”). Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

Except as set forth in this Supplement, the terms and conditions of the Offer remains as set forth in the Offer to Purchase.

Selected Financial Data

The following disclosure is hereby added to the Offer to Purchase.

SELECTED FINANCIAL DATA OF LEVEL 3 COMMUNICATIONS, INC.

The selected financial data set forth below for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from Level 3’s audited consolidated financial statements and the notes related thereto that are incorporated in the Offer to Purchase by reference. The selected financial data for the nine month periods ended September 30, 2006 and 2005 are derived from Level 3’s unaudited consolidated financial statements that are incorporated in the Offer to Purchase by reference. The unaudited financial statements include, in Level 3’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. You should not rely on these interim results as indicative of results Level 3 may expect for the full year or any other interim period. The selected financial data set forth below has been restated for all periods presented to reflect Software Spectrum, Inc.’s historical results of operations and financial position as discontinued operations due to its sale on September 7, 2006.

	Nine Months Ended September 30,		Year Ended December 31,(1)
	2006(2)	2005	2005	2004	2003	2002	2001
	(dollars in millions, except per share amounts)
	(unaudited)
Results of Operations:
Revenue	$2,532	$1,301	$1,719	$1,776	$2,027	$1,215	$1,410
Loss from continuing operations(3)	(553)	(481)	(707)	(478)	(695)	(872)	(4,351)
Net loss(4)	(507)	(469)	(638)	(458)	(711)	(858)	(4,978)
Per Common Share:
Loss from continuing operations(3)	$(0.59)	$(0.69)	(1.01)	(0.70)	(1.23)	(2.14)	(11.64)
Net loss(4)	$(0.54)	$(0.67)	(0.91)	(0.67)	(1.26)	(2.11)	(13.32)
Dividends(5)	—	—	—	—	—	—	—
Financial Position (period end):
Total assets	9,343		8,277	7,544	8,302	8,972	9,325
Current portion of long-term debt(6)	5		—	143	124	3	5
Long-term debt, less current portion(6)	6,577		6,023	5,067	5,249	6,102	6,209
Stockholders’ equity (deficit)(7)	562		(476)	(157)	181	(240)	(65)

(1)	The operating results of Software Spectrum, Inc. (“Software Spectrum”), which was acquired in 2002 and sold in September 2006, (i)Structure, LLC computer outsourcing services business sold in 2005, the Midwest Fiber Optic Network business acquired from Genuity, Inc. in 2003 and sold in 2003, Level 3’s Asian communications operations, which Level 3 agreed to sell in 2001, as well as Software Spectrum’s contact service business obtained in the Software Spectrum acquisition in 2002 and sold in 2003 are included in discontinued operations for all periods presented for which Level 3 owned each business.

Level 3 purchased substantially all of the assets and operations of Genuity, Inc. in February 2003. Level 3 also purchased Telverse Communications, Inc. in July 2003.

Level 3 acquired the managed modem businesses of ICG and Sprint on April 1, 2004 and October 1, 2004, respectively.

Level 3 purchased WilTel Communications Group, LLC, or WilTel, on December 23, 2005.

(2)	Level 3 purchased Progress Telecom, LLC on March 20, 2006, ICG Communications, Inc. on May 31, 2006, TelCove, Inc. on July 24, 2006 and Looking Glass Networks Holding Co., Inc. on August 2, 2006.

(3)	In 2001, Level 3 recorded a $3.2 billion impairment charge to reflect the reduction in the carrying amount of certain of its communications assets in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Also in 2001, Level 3 recognized a gain of $1.1 billion as a result of the early extinguishment of long-term debt.

In 2002, Level 3 recognized approximately $76 million of termination and settlement revenue, $181 million of impairment and restructuring charges, a gain of approximately $191 million from the sale of Commonwealth Telephone Enterprises, Inc. common stock, $88 million of induced conversion expenses attributable to the exchange of Level 3’s convertible debt securities, $120 million of federal tax benefits due to legislation enacted in 2002 and a gain of $255 million as a result of the early extinguishment of long-term debt.

In 2003, Level 3 recognized approximately $346 million of termination and settlement revenue, $45 million of impairment and restructuring charges, a gain of approximately $70 million from the sale of “91 Express Lanes” toll road assets and $200 million of induced conversion expenses attributable to the exchange of Level 3’s convertible debt securities, and recognized a gain of $41 million as a result of the early extinguishment of long-term debt.

In 2004, Level 3 recognized a gain of $197 million as a result of the early extinguishments of certain long-term debt and $113 million of termination revenue.

In 2005, Level 3 recognized $133 million of termination revenue and approximately $23 million of impairment and restructuring charges.

(4)	In 2001, Level 3 agreed to sell its Asian telecommunications business to Reach Ltd. and recorded an impairment charge of $516 million related to its discontinued Asian operations. Losses attributable to the Asian operations were $89 million for fiscal 2001.

In 2005, Level 3 sold (i)Structure, LLC and recognized a gain on the sale of $49 million. For fiscal years 2005 and 2004, (i)Structure revenues approximated costs. Losses attributable to the operations of (i)Structure for fiscal years 2003, 2002 and 2001 were $17 million, $6 million and $22 million, respectively.

In September 2006, Level 3 sold Software Spectrum, Inc. and recognized a gain on the sale of $33 million. The income (loss) from operations of Software Spectrum were $13 million and $12 million for the nine months ended September 30, 2006 and 2005, respectively, and $20 million, $20 million, ($9) million and $18 million for the fiscal years 2005, 2004, 2003 and 2002, respectively. The results of operations of Software Spectrum are included in discontinued operations for all periods presented.

(5)	The Company’s current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company’s business. As a result, management does not anticipate paying any cash dividends on shares of common stock in the foreseeable future. In addition, the Company is effectively restricted under certain covenants from paying cash dividends on shares of its common stock.

(6)	In 2001, Level 3 negotiated an increase in the total amount available under its senior secured credit facility to $1.775 billion and borrowed $650 million under the facility. Also in 2001, one of Level 3’s subsidiaries repurchased, using cash and common stock, approximately $1.9 billion face amount of Level 3’s long-term debt and recognized a gain of approximately $1.1 billion as a result of the early extinguishment of debt.

In 2002, Level 3 received net proceeds of $488 million from the issuance of $500 million of 9% Junior Convertible Subordinated Notes due 2012. Also in 2002, Level 3 repurchased, using cash and common stock, approximately $705 million face amount of its long-term debt and recognized a gain of approximately $255 million as a result of the early extinguishment of debt.

In 2003, Level 3 received net proceeds of $848 million from the issuance of $374 million of 2.875% Convertible Senior Notes due 2010 and the issuance of $500 million of 10.75% Senior Notes due 2011. Level 3 completed a debt exchange whereby it issued $295 million (face amount) of 9% Convertible Senior Discount Notes due 2013 and common stock in exchange for $352 million (book value) of long-term debt. In addition, Level 3, using cash on hand, restricted cash and the proceeds from the issuance of the 10.75% Senior Notes due 2011, repaid in full, the $1.125 billion purchase money indebtedness outstanding under its senior secured credit facility. Also in 2003, Level 3 repurchased, using common stock, approximately $1.007 billion face amount of its long-term debt and recognized a gain of approximately $41 million as a result of the early extinguishment of debt.

In 2004, Level 3 received net proceeds of $987 million from the issuance of a $730 million senior secured term loan due 2011 and the issuance of $345 million of 5.25% Senior Convertible Notes due 2011. Level 3 used the net proceeds to repay portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. Level 3 repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased face amount. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. Also in 2004, Level 3 paid approximately $54 million and assumed obligations to extinguish a capital lease obligation and recognized a gain of $147 million on the transaction.

In 2005, Level 3 received net proceeds of $877 million from the issuance of $880 million of 10% Convertible Senior Notes due 2011. Also in 2005, one of Level 3’s wholly owned subsidiaries received net proceeds of $66 million from the completion of a refinancing of the mortgage of Level 3’s corporate headquarters. The subsidiary entered into a new mortgage loan of $70 million at an initial fixed rate of 6.86% through 2010.

In March 2006, one of Level 3’s wholly owned subsidiaries received net proceeds of $379 million from the issuance of $150 million of Floating Rate Senior Notes due 2011 and $250 million of 12.25% Senior Notes due 2013. The wholly owned subsidiary also received $300 million in net proceeds from the issuance of an additional $300 million of 12.25% Senior Notes due 2013 in April 2006.

In June 2006, Level 3 received net proceeds of $326 million from the issuance of $335 million of 3.5% Convertible Senior Notes due 2012.

On July 13, 2006, Level 3 redeemed all of its outstanding 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 remaining after the debt exchange completed on January 13, 2006. Aggregate principal amount redeemed totaled $460 million.

(7)	In 2001, Level 3 issued approximately 16 million shares of common stock, valued at approximately $72 million, in exchange for long-term-debt.

In 2002, Level 3 issued approximately 47 million shares of common stock, valued at approximately $466 million, in exchange for long-term debt. Included in the value of common stock issued are induced conversion premiums of $88 million for convertible debt securities.

In 2003, Level 3 issued approximately 216 million shares of common stock, valued at approximately $953 million, in exchange for long-term debt. Included in the value of common stock issued are induced conversion premiums of $200 million for convertible debt securities.

In 2004, Level 3 realized $95 million of foreign currency losses on the repurchase of its Euro denominated debt. The unrealized foreign currency losses had been recorded in other comprehensive income within Stockholders’ equity (deficit).

In 2005, Level 3 issued 115 million shares of common stock, valued at approximately $313 million, as the stock portion of the purchase price paid to acquire WilTel.

In the first nine months of 2006, Level 3 issued a total of approximately 217 million shares of its common stock, valued at $904 million, for the acquisitions of Progress Telecom, ICG Communications, TelCove and Looking Glass.

Level 3 received net proceeds of $543 million from the offering of 125 million shares of its common stock in June 2006.

BROADWING CORPORATION

THE PAYING AGENT AND DEPOSITARY FOR THIS OFFER IS:

The Bank of New York

By Facsimile: (212) 298-1915

To Contact by Mail:

The Bank of New York

101 Barclay Street - 8 West

New York, NY 10286

Attn: Corporate Trust Reorganization Unit

January 31, 2007